Via EDGAR and Electronic mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Charles Eastman, Staff Accountant
Melissa Gilmore, Staff Accountant

Re:	Peloton Interactive, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2020 File No. 001-39058
Ladies and Gentlemen:
We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on April 8, 2021 that relate to the Company’s Form 10-K for the fiscal year ended June 30, 2020 (File No. 001-39058) filed with the Commission on September 11, 2020 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.
Form 10-K for the Fiscal Year Ended June 30, 2020
Response dated March 30, 2021, page 1

We note your response to comment one. Please clearly explain to us how you determine which copyright and patent litigation matters are considered to be “outside the-ordinary course” and therefore excluded from your non-GAAP measures. We note from disclosure in other parts of your annual report, that your success depends in large part on your proprietary technology and your patents, trade secrets, trademarks, and other intellectual property rights and that you spend significant resources to monitor and protect these rights. As such, it would be reasonable that related costs would be normal, recurring operating expenses. Please explain and tell us the other types of matters that you consider to be extraordinary in nature.

The Company respectfully advises the Staff that there are a number of actions that are ordinary course activities which the Company engages in to defend its proprietary technology and license content under copyright. These ordinary course actions include, among other things: patent and trademark renewal fees; application maintenance fees; copyright license fees; other costs of maintaining its patent and trademark portfolio, including oppositions in domestic and international trademark proceedings; and pre-litigation costs (such as sending cease and desist letters). The Company considers all expenses associated with these actions to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

In contrast, and per our discussion with the Staff on April 19, 2021, the Company considers the following factors, among others, with respect to copyright and patent litigation matters in order to determine whether a matter, and the expenses associated with such matter, are “outside the-ordinary course of business,” and are therefore appropriate to exclude from the Company’s non-GAAP measures:
•frequency of similar cases that have been brought to date, or are expected to be brought within two years;
•complexity of the case (e.g., just intellectual property, or additional types of claims);
•nature of the remedy(ies) sought, including size of any monetary damages sought;

•offensive versus defensive posture of the Company;
•counterparty involved;
•the Company’s overall litigation strategy.

This illustrative list of factors continues to evolve as the Company has quickly scaled, in a technology-heavy industry that the Company has pioneered, and which increasingly has many new entrants. The Company’s Disclosure Committee regularly reviews the Company’s non-GAAP disclosure policy, including the adequacy of the reliance on the factors described above. Prior to the release of any non-GAAP metrics, the Company’s Disclosure Committee reviews and approves for release any proposed exclusions of expenses from its non-GAAP measures.

Further to its call with the Staff, the Company will continue to regularly assess charges associated with litigation matters that are excluded on a non-GAAP basis and provide specific disclosures about the nature of any such expense and why it is outside the ordinary course of business. Over time, and depending upon developments in its business and industry, the Company will also continue to assess whether certain types of litigation matters have become normal recurring costs of operating the business and therefore would not be appropriate to exclude from the Company’s non-GAAP measures.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559, or, in my absence, Allen Klingsick at (202) 288-3339.

Sincerely,
/s/ Jill Woodworth
Jill Woodworth, Chief Financial Officer

cc:
Allen Klingsick, Senior Vice President and Chief Accounting Officer
Hisao Kushi, Chief Legal Officer and Secretary
Caitlin Johnston, Associate General Counsel
Peloton Interactive, Inc.